SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that Eletrobras received, on 26 October 2015, Official Letter No. 430/2015/CVM/SEP/GEA-1 from the Comissão de Valores Mobiliários ("CVM"), requesting clarification as to an item published in Epoca magazine on October 26, 2015 under the headline "High Voltage."  The news item asserted that an internal commission at Eletrobras had discovered that Eletrobras had transferred funds without supporting invoices in connection with the construction of the Tumarín hydroelectric plant in Nicaragua.  Epoca also reported that Eletrobras was developing the project in partnership with the Nicaraguan government and the construction company Queiroz Galvão.

In response to the Official Letter in question, the Company makes the following clarifications to its shareholders and the market:

1.      Eletrobras participates in the Tumarín hydroelectric Project through the special purpose company Centrales Hidroléctricas de Centroamerica S.A. ("CHC"), whose subsidiary is the special purpose company Centrales Hidroeléctricas de Nicaragua SA ("CHN").  Eletrobras holds 50% (fifty percent) of the shares of CHC, and the company Queiroz Galvão also holds 50% (fifty percent);

2.      CHC and CHN are private companies, headquartered in Panama and Nicaragua respectively, and are governed by the laws of those countries;

3.      In March 2015, during a routine check of contractual procedures at CHN, Eletrobras’s internal audit function determined that certain services for the Tumarín hydroelectric project had been performed before the relevant contractual agreements had been signed.  We believe this practice to be permissible for private companies such as CHN and CHC.  Nonetheless, Eletrobras’s internal audit department recommended that the management of CHN avoid this practice in the future;

4.      In contrast to what Epoca reported, Eletrobras’s internal auditors did not discover funds transfers unsupported by appropriate documentation in connection with the Tumarín project.

We are at your disposal, through our investor relations area, to provide any clarification in relation to this announcement.

Rio de Janeiro, October 27, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.